Dreyfus Premier GNMA Fund

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier GNMA Fund covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the fund.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, causing heightened volatility in most sectors of the U.S. bond market. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, many fixed-income investors began to anticipate higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Premier GNMA Fund perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund achieved total returns of −0.17% for Class A shares, -0.50% for Class B shares and −0.53% for Class C shares. The fund also produced aggregate income dividends of approximately $0.3408, $0.3011 and $0.2861 for its Class A, B and C shares, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers GNMA Index (the "Index"), achieved a total return of 0.66%.[2]

Although many fixed-income securities lost value during the reporting period as investors anticipated higher short-term interest rates, mortgage-backed securities fared relatively well, supported by robust investor demand and the effects of slower refinancing and prepayment activity among homeowners. The fund's returns were modestly lower than that of the Index, which we attribute primarily to fund expenses that are not reflected by the benchmark.

On May 1, 2004, the Dreyfus Taxable Fixed Income Team replaced Michael Hoeh as the portfolio manager, and assumed management responsibility for the fund.

What is the fund's investment approach?

The fund seeks to maximize total return consisting of capital appreciation and current income.

The fund invests at least 80% of its assets in Government National Mortgage Association ("Ginnie Mae" or "GNMA") securities. The fund may also purchase other securities issued or guaranteed by the U.S. government, such as U.S. Treasury securities. The fund is not permitted to invest in any other type of security. The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance. The fund's forward roll transactions will increase its portfolio turnover rate.

We employ a four-step investment process:

- *Prepayment trend analysis* measures the rate at which homeowners are likely to prepay their mortgages because of home sales or refinancing. An increase in this trend can adversely affect returns of mortgage-related securities.
- *Option-adjusted spread analysis* compares the early redemption characteristics of different mortgage-backed securities with other securities, such as U.S. Treasuries, to help us measure their vulnerability to early redemption.
- *Cash flow structure analysis* helps us determine the predictability and security of cash flows provided by different bond structures. We analyze 30-year, 15-year, adjustable-rate and project loan securities for inclusion in the fund.
- *Total-rate-of-return scenarios* calculate expected rates of return for each security relative to U.S. Treasury securities under different interest-rate scenarios over a six-month time frame. This helps us estimate which securities are likely to provide above-average returns in any given interest-rate environment.

What other factors influenced the fund's performance?

When the reporting period began, the fund continued to be influenced by low short-term interest rates, which remained at 1%, their lowest level since 1958. As was the case during much of 2003, homeowners took advantage of low interest rates by refinancing their mortgages during the first quarter of 2004, effectively returning principal early to bondholders and eroding returns from seasoned mortgage-backed securities.

Market conditions appeared to change rapidly and significantly in April 2004, after energy prices began to surge higher and the U.S. Department of Labor released data showing a stronger job market. Renewed concerns regarding potential inflationary pressures in the recovering economy subsequently contributed to declining securities prices across most bond market sectors. In addition, investors began to anticipate higher short-term interest rates from the Federal Reserve Board (the "Fed"). Indeed, on June 30, 2004 the Fed raised its target for the overnight federal funds rate by 25 basis points to 1.25%, which most investors regarded as the first in a series of moves designed to forestall a potential acceleration of inflation.

When interest rates rose, so did mortgage rates. As a result, refinancing activity among homeowners began to moderate, helping to support prices of mortgage-backed securities. At the same time, demand for mortgage-backed securities remained relatively robust from investors seeking higher yields that comparable U.S. Treasury securities could not provide. Consequently, mortgage-backed pass-through securities, such as those issued by Ginnie Mae, ranked among the better-performing sectors of the bond market during the first half of 2004.

In this changing market environment, we focused primarily on GNMA securities selling at modest premiums to their face values. Such securities historically have tended to hold up better than "par" or "discount" securities when interest rates rise. In addition, we attempted to take advantage of shorter-term trading opportunities arising from the changing price and yield relationships between GNMA securities and U.S. Treasury securities.

What is the fund's current strategy?

We have maintained a generally conservative investment posture, focusing on premium-priced GNMA securities and maintaining the fund's average effective duration — a measure of sensitivity to changing interest rates — in a range that we believe closely approximates that of the Index. We believe that these are prudent strategies as investors continue to anticipate higher interest rates from the Fed.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers GNMA Index (unhedged) is an unmanaged, total return performance benchmark for the GNMA market consisting of 15- and 30-year fixed-rate securities backed by mortgage pools of the Government National Mortgage Association.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Bonds and Notes−106.5%	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed−99.1%		
Government National Mortgage Association I:		
5%	23,410,000 [a]	22,685,695
5.5%	16,636,000 [a]	16,609,881
5.5%, 3/15/2033-1/15/2034	45,714,306	45,765,623
6%, 2/15/2029-1/15/2034	20,281,472	20,880,248
6.5%, 11/15/2007-10/15/2033	16,029,558	16,826,717
7.5%, 2/15/2022-12/15/2023	1,096,814	1,188,864
8%, 4/15/2008-12/15/2022	1,606,489	1,743,738
8.5%, 10/15/2016-11/15/2022	654,855	729,289
9%, 11/15/2019-12/15/2022	489,854	553,563
9.5%, 5/15/2018-1/15/2025	357,385	404,296
Project Loans:		
6.32%, 10/15/2033	1,454,732	1,552,000
6.45%, 8/15/2033	1,131,698	1,212,679
6.5%, 7/15/2033	889,104	954,149
6.625%, 11/15/2033	1,648,505	1,777,051
7.25%, 8/15/2043	5,986,093	6,667,011
Government National Mortgage Association II:		
3%, 7/20/2030-8/20/2030	553,831 [b]	544,073
3.25%, 4/20/2030	1,960,406 [b]	1,944,801
4%, 6/20/2032-7/20/2032	2,679,158 [b]	2,681,188
6.5%, 5/20/2031	4,328,438	4,519,149
7%, 1/20/2028-4/20/2032	5,604,911	5,951,341
7.5%, 9/20/2030	41,396	44,630
9%, 7/20/2025	320,887	358,890
		155,594,876
U.S. Government−7.4%		
U.S. Treasury Notes,		
7.875%, 11/15/2004	11,300,000 [c,d]	**11,565,663**
Total Bonds and Notes		
(cost $166,477,738)		**167,160,539**

Short-Term Investments—5.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1%, 7/8/2004	194,000	193,961
1.15%, 8/5/2004	1,425,000	1,423,375
1.06%, 8/26/2004	735,000	733,618
1.19%, 9/9/2004	595,000	593,578
1.35%, 9/30/2004	5,530,000	5,511,475
Total Short-Term Investments		
(cost $8,455,952)		**8,456,007**

Investment of Cash Collateral for Securities Loaned—6.4%	Shares	Value ($)
Registered Investment Company,		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $10,071,742)	10,071,742 [e]	**10,071,742**

Total Investments		
(cost $185,005,432)	**118.3%**	**185,688,288**
Liabilities, Less Cash and Receivables	**(18.3%)**	**(28,745,590)**
Net Assets	**100.0%**	**156,942,698**

[a]   *Purchased on a forward commitment basis.*

[b]   *Variable rate security-interest rate subject to periodic change.*

[c]   *Partially held by a broker as collateral for open financial futures positions.*

[d]   *A portion of this security is on loan. At June 30, 2004, the total market value of the fund's security on loan is $9,782,709 and the total market value of the collateral held by the fund is $10,071,742.*

[e]   *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts	Expiration	Unrealized Appreciation/ (Depreciation) at 6/30/2004 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	3	327,984	September 2004	1,875
U.S. Treasury 30 Year Bonds	63	6,701,625	September 2004	120,531
Financial Futures Short				
U.S. Treasury 5 Year Notes	247	26,845,813	September 2004	(171,515)
				(49,109)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities loan, valued at $9,782,709)—Note 1(b):		
Unaffiliated issuers	174,933,690	175,616,546
Affiliated issuers	10,071,742	10,071,742
Cash		414,556
Receivable for investment securities sold		40,095,453
Interest receivable		828,300
Receivable for shares of Beneficial Interest subscribed		177,782
Prepaid expenses		36,812
		227,241,191
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		177,769
Liability for securities on loan—Note 1(b)		10,071,742
Payable for investment securities purchased		59,359,389
Payable for shares of Beneficial Interest redeemed		351,955
Payable for futures variation margin—Note 4		243,950
Accrued expenses and other liabilities		93,688
		70,298,493
Net Assets ($)		**156,942,698**
Composition of Net Assets ($):		
Paid-in capital		157,857,609
Accumulated distributions in excess of investment income—net		(1,089,644)
Accumulated net realized gain (loss) on investments		(459,014)
Accumulated net unrealized appreciation (depreciation) on investments [including ($49,109) net unrealized (depreciation) on financial futures]		633,747
Net Assets ($)		**156,942,698**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	78,895,087	52,771,133	25,276,478
Shares Outstanding	5,248,727	3,508,921	1,681,736
Net Asset Value Per Share ($)	**15.03**	**15.04**	**15.03**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Interest	3,719,817
Income on securities lending	878
Total Income	**3,720,695**
Expenses:	
Management fee—Note 3(a)	476,390
Shareholder servicing costs—Note 3(c)	360,461
Distribution fees—Note 3(b)	261,881
Professional fees	36,067
Custodian fees—Note 3(c)	24,198
Registration fees	22,176
Prospectus and shareholders' reports	18,369
Trustees' fees and expenses—Note 3(d)	4,440
Loan commitment fees—Note 2	492
Miscellaneous	8,103
Total Expenses	**1,212,577**
Investment Income—Net	**2,508,118**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	254,420
Net realized gain (loss) on financial futures	(700,080)
Net Realized Gain (Loss)	**(445,660)**
Net unrealized appreciation (depreciation) on investments (including $28,852 net unrealized appreciation on financial futures)	(2,544,478)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,990,138)**
Net (Decrease) in Net Assets Resulting from Operations	**(482,020)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	2,508,118	4,255,305
Net realized gain (loss) on investments	(445,660)	2,357,881
Net unrealized appreciation (depreciation) on investments	(2,544,478)	(2,408,411)
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**(482,020)**	**4,204,775**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,877,085)	(3,918,719)
Class B shares	(1,172,755)	(2,733,480)
Class C shares	(571,158)	(1,152,572)
Net realized gain on investments:		
Class A shares	(77,035)	–
Class B shares	(55,935)	–
Class C shares	(29,259)	–
Total Dividends	**(3,783,227)**	**(7,804,771)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	5,890,446	43,713,827
Class B shares	2,596,190	17,267,638
Class C shares	3,243,513	23,789,253
Dividends reinvested:		
Class A shares	1,362,438	2,651,969
Class B shares	795,316	1,751,700
Class C shares	409,238	730,718
Cost of shares redeemed:		
Class A shares	(14,799,975)	(56,548,021)
Class B shares	(14,675,750)	(30,295,567)
Class C shares	(11,434,498)	(19,135,769)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**(26,613,082)**	**(16,074,252)**
Total Increase (Decrease) in Net Assets	**(30,878,329)**	**(19,674,248)**
Net Assets ($):		
Beginning of Period	187,821,027	207,495,275
End of Period	**156,942,698**	**187,821,027**
Undistributed (distributions in excess of) investment income–net	(1,089,644)	23,236

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Class A[a]		
Shares sold	386,299	2,813,029
Shares issued for dividends reinvested	89,388	171,465
Shares redeemed	(970,669)	(3,647,431)
Net Increase (Decrease) in Shares Outstanding	**(494,982)**	**(662,937)**
Class B[a]		
Shares sold	168,884	1,109,812
Shares issued for dividends reinvested	52,139	113,146
Shares redeemed	(963,087)	(1,960,555)
Net Increase (Decrease) in Shares Outstanding	**(742,064)**	**(737,597)**
Class C		
Shares sold	211,121	1,532,160
Shares issued for dividends reinvested	26,833	47,280
Shares redeemed	(752,098)	(1,238,329)
Net Increase (Decrease) in Shares Outstanding	**(514,144)**	**341,111**

[a] *During the period ended June 30, 2004, 106,951 Class B shares representing $1,631,639 were automatically converted to 107,010 Class A shares and during the period ended December 31, 2003, 155,874 Class B shares representing $2,409,479 were automatically converted to 155,950 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	15.40	15.66	15.10	14.76	14.23	14.89
Investment Operations:						
Investment income—net	.24[b]	.37[b]	.53[b]	.68[b]	.81	.78
Net realized and unrealized gain (loss) on investments	(.26)	.01	.60	.35	.54	(.67)
Total from Investment Operations	(.02)	.38	1.13	1.03	1.35	.11
Distributions:						
Dividends from investment income—net	(.34)	(.64)	(.57)	(.69)	(.82)	(.77)
Dividends from net realized gain on investments	(.01)	–	–	–	–	–
Total Distributions	(.35)	(.64)	(.57)	(.69)	(.82)	(.77)
Net asset value, end of period	15.03	15.40	15.66	15.10	14.76	14.23
Total Return (%)[c]	(.17)[d]	2.46	7.60	7.12	9.82	.75
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.09[e]	1.09	1.06	1.04	1.08	1.06
Ratio of net investment income to average net assets	3.20[e]	2.37	3.41	4.57	5.67	5.31
Portfolio Turnover Rate	158.39[d,f]	442.18[f]	366.50	507.76	693.19	425.33
Net Assets, end of period ($ X 1,000)	78,895	88,481	100,311	93,701	87,494	85,157

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01, and decrease the ratio of net investment income to average net assets from 4.61% to 4.57%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The portfolio turnover rate excluding mortgage dollar roll transactions for the six months ended June 30, 2004 and the year ended December 31, 2003 were 92.34% and 193.58%, respectively.

See notes to financial statements.

	Six Months Ended June 30, 2004	Year Ended December 31,				
Class B Shares	(Unaudited)	2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	15.41	15.67	15.11	14.77	14.24	14.90
Investment Operations:						
Investment income–net	.20[b]	.29[b]	.44[b]	.60[b]	.74	.70
Net realized and unrealized gain (loss) on investments	(.26)	.01	.61	.36	.54	(.67)
Total from Investment Operations	(.06)	.30	1.05	.96	1.28	.03
Distributions:						
Dividends from investment income–net	(.30)	(.56)	(.49)	(.62)	(.75)	(.69)
Dividends from net realized gain on investments	(.01)	–	–	–	–	–
Total Distributions	(.31)	(.56)	(.49)	(.62)	(.75)	(.69)
Net asset value, end of period	15.04	15.41	15.67	15.11	14.77	14.24
Total Return (%)[c]	(.50)[d]	1.96	7.05	6.58	9.27	.23
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.61[e]	1.58	1.57	1.55	1.59	1.57
Ratio of net investment income to average net assets	2.67[e]	1.88	2.88	3.99	5.17	4.76
Portfolio Turnover Rate	158.39[d,f]	442.18[f]	366.50	507.76	693.19	425.33
Net Assets, end of period ($ X 1,000)	52,771	65,520	78,150	42,121	27,080	30,833

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by less than $.01, and decrease the ratio of net investment income to average net assets from 4.03% to 3.99%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rate excluding mortgage dollar roll transactions for the six months ended June 30, 2004 and the year ended December 31, 2003 were 92.34% and 193.58%, respectively.*

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	15.40	15.65	15.10	14.76	14.24	14.90
Investment Operations:						
Investment income–net	.19[b]	.26[b]	.40[b]	.56[b]	.70	.66
Net realized and unrealized gain (loss) on investments	(.26)	.02	.60	.36	.53	(.66)
Total from Investment Operations	(.07)	.28	1.00	.92	1.23	–
Distributions:						
Dividends from investment income–net	(.29)	(.53)	(.45)	(.58)	(.71)	(.66)
Dividends from net realized gain on investments	(.01)	–	–	–	–	–
Total Distributions	(.30)	(.53)	(.45)	(.58)	(.71)	(.66)
Net asset value, end of period	15.03	15.40	15.65	15.10	14.76	14.24
Total Return (%)[c]	(.53)[d]	1.81	6.73	6.32	8.90	(.03)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.81[e]	1.78	1.80	1.79	1.85	1.85
Ratio of net investment income to average net assets	2.47[e]	1.66	2.63	3.68	4.90	4.52
Portfolio Turnover Rate	158.39[d,f]	442.18[f]	366.50	507.76	693.19	425.33
Net Assets, end of period ($ X 1,000)	25,276	33,820	29,035	10,874	4,644	2,247

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended December 31, 2001 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by less than $.01 and decrease the ratio of net investment income to average net assets from 3.72% to 3.68%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rate excluding mortgage dollar roll transactions for the six months ended June 30, 2004 and the year ended December 31, 2003 were 92.34% and 193.58%, respectively.*

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier GNMA Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the fund normally invests at least 80% of its assets in GNMA certificates, which are guaranteed as to timely payment of principal and interest by the Government National Mortgage Association. The fund has adopted a policy to provide its shareholders with at least 60 days prior written notice of any change in its policy to so invest its assets. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class B shares automatically convert to Class A shares after six years. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills, options and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income including, where applicable, amortization of discount and premium on investments is recognized on the accrual basis. Under the terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the portfolio's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $7,804,771. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended June 30, 2004, the Distributor retained $2,987 from commissions earned on sales of the fund's Class A shares and $143,161 and $7,286 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended June 30, 2004, Class B and Class C shares were charged $148,007 and $113,874, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2004, Class A, Class B and Class C shares were charged $104,579, $74,004 and $37,958, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $77,515 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended June 30, 2004, the fund was charged $24,198 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $71,699, Rule 12b-1 distribution fees $37,949, shareholder services plan fees $32,591, custodian fees $9,930 and transfer agency per account fees $25,600.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $314,924,399 and $346,555,766, respectively, of which $131,322,913 in purchases and $131,820,523 in sales were from dollar roll transactions:

The fund may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the fund sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

The fund may purchase or sell securities on a forward commitment basis. The price of the underlying securities is fixed at the time the transaction is negotiated and settlement may take place a month or more after that date. With respect to purchase commitments, the fund will identify securities as segregated in its records with a value at least equal to the amount of its commitments. Losses may arise due to changes in the market value of the underlying securities, if the counter party does not meet the terms of the settlement agreement, or if the issuer does not issue the securities due to political, economic, or other factors.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2004, are set forth in the Statement of Financial Futures.

At June 30, 2004, accumulated net unrealized appreciation on investments was $682,856, consisting of $2,592,992 gross unrealized appreciation and $1,910,136 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier
GNMA Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

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